

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 28, 2018

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
182 North Union Avenue
Farmington, UT 84025

> **Re:** **Pluralsight, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 2, 2018**
> **CIK No. 0001725579**

Dear Mr. Skonnard:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2016 and September 30, 2017, page 90

1.  We note your revised disclosure in response to prior comment 13 that quantifies the overall increase in revenue from business customers. Please further revise to separately disclose the amount or percentage of the change in revenues attributable to sales to new business customers versus sales to existing business customers. Refer to Section III.D of SEC Release No. 33-6835.

Aaron Skonnard
Pluralsight, Inc.
February 28, 2018
Page 2

<u>Business</u>

<u>Customers, page 121</u>

2.	Your response to prior comment 18 advises that you do "not believe that users is the right metric" to evaluate your business period-over-period or over the longer-term because you are focused on the size of the contract rather than the number of users.  Your disclosure, however, suggests that the number of users of a business account is the principal determinant of total contract value.  Please clarify.  Further, we continue to believe that a quantitative breakdown of business users by period may be important to an understanding of the extent to which you have reduced published pricing to expand deployments within your existing customer base and obtain new customers.  Please revise or advise.

3.	Your disclosure on page F-12 indicates that no customer accounted for more than 10% of total revenue for each period presented.  We note, however, your revised disclosure in response to prior comment 17 states that there may be more than one business customer within a single organization.  Please confirm that no organization with multiple unique accounts represented 10% or more of total revenue for each period presented, or advise.  Refer to Item 101(c)(1)(vii) of Regulation S-K.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3483 with any other questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc:	Robert G. Day
	Allison B. Spinner
	Rezwan D. Pavri
	Wilson Sonsini Goodrich & Rosati, P.C.